UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

Form 11-K

(X)  Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
    For the fiscal year ended December 31, 2004.

            or

( )        Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
    For the transition period from ______________ to ___________.

Commission file number 1-3492

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Brown & Root, Inc.
Employees’ Retirement and Savings Plan
4100 Clinton Dr.
Building 3, Room 1018
Houston, TX 77020

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas 77010

Telephone Number - (713) 759-2600

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibits are filed for the Brown & Root, Inc. Employees’ Retirement and Savings Plan:

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits - December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Plan Benefits -
Years ended December 31, 2004 and 2003

Notes to Financial Statements - December 31, 2004 and 2003

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2004

Signature

Exhibit

Consent of KPMG LLP (Exhibit 23.1)

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits - December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2004 and 2003	3

Notes to Financial Statements - December 31, 2004 and 2003	4-14

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2004	15

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Halliburton Company

Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Brown & Root, Inc. Employees’ Retirement and Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 29, 2005

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value -
Cash and cash equivalents	$558,809	$733,386
Plan interest in Master Trust	550,263,395	570,374,100
Total investments	550,822,204	571,107,486
Receivables -
Company contributions, net of forfeitures	770	1,501
Plan participants’ contributions	77,478	87,864
Total receivables	78,248	89,365
Net assets available for plan benefits	$550,900,452	$571,196,851

See accompanying notes to financial statements.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Contributions:
Company, net of forfeitures	$651,619	$378,232
Plan participants	4,233,197	5,370,803
Rollovers	13,536	35,535
Investment income, net
Plan interest in Master Trust investment gain	43,830,114	71,389,627
Total additions	48,728,466	77,174,197
Deductions:
Benefits paid to participants	(69,024,865)	(60,868,298)
Total deductions	(69,024,865)	(60,868,298)
Net increase (decrease) to net assets available for plan
benefits	(20,296,399)	16,305,899
Net assets available for plan benefits, beginning of year	571,196,851	554,890,952
Net assets available for plan benefits, end of year	$550,900,452	$571,196,851

See accompanying notes to financial statements.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(1)    Description of the Plan

The Brown & Root, Inc. Employees’ Retirement and Savings Plan (the Plan) is a defined contribution plan for certain qualified employees of Halliburton Company and certain subsidiaries (Halliburton). The Plan is sponsored by Kellogg Brown and Root, Inc. (KBR or the Company). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

(a)   Eligibility

Certain employees of the Company are eligible for participation in the Plan upon their first anniversary date of employment following completion of 1,000 hours of credited service.

(b)   Contributions

Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 50% and 25% for 2004 and 2003, respectively, of the participant’s eligible earnings up to $205,000 and $200,000 for 2004 and 2003, respectively. The total amount of participant tax deferred savings contribution is limited to $13,000 and $12,000 for 2004 and 2003, respectively. Any contributions in excess of these limits are automatically made to the participant’s after-tax account. Additional limitations are in place for highly compensated employees under the provisions of the Plan.

Effective January 1, 2004, the Company matches 50% of the tax deferred savings contributions (other than catch-up contributions) that are not in excess of 4% of eligible earnings. Prior to January 1, 2004, the Company matched 25% of the tax deferred savings contribution up to a maximum Company match of $250. The Company may make annual discretionary retirement allocation contributions, based on Company performance to participants, as defined by the Plan document. Participants are not required to have contributed to the Plan to be eligible for such a contribution. The participant’s share of any discretionary retirement allocation contribution is based on a percentage of their eligible pay for the Plan year to be determined in the subsequent year after company performance results are recorded. For the plan year 2004 and 2003, the Company did not make a discretionary retirement allocation contribution.

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($3,000 and $2,000 per participant in 2004 and 2003, respectively).

Employees are permitted to rollover pre-tax and after-tax amounts with earnings held in other qualified plans or individual retirement accounts (IRAs) into the Plan, as specified in the Plan document.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

               (c)   Plan Accounts

The Company has entered into a master trust agreement known as the Halliburton Company Employee Benefit Master Trust (the Master Trust). The Master Trust was established for the collective investment of certain defined contribution and defined benefit plans sponsored by Halliburton or its affiliates. The Plan maintains a clearing account, which invests in a short term investment fund to facilitate the payment of benefits and receipt of contributions to the Plan.

(d)   Investment Elections and Transfers

Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Master Trust (see note 3). Participants may direct up to a maximum of 15 percent of their contributions to the Halliburton Stock Fund (HSF).

The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant’s account balance. The Plan imposes a fifteen calendar-day waiting period on transfers involving the Non-U.S. Equity Fund.

(e)   Administration

The Halliburton Company Benefits Committee (the Committee) controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (State Street) is the Plan’s trustee, and Hewitt Associates LLC is the recordkeeper.

(f)   Vesting

Participants’ contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants are fully vested in Company matching contributions made subsequent to January 1, 2004 after 3 years of service. Prior to January 1, 2004, participants were fully vested in Company matching contributions and the earnings thereon. Participants have a vested interest in the Company discretionary retirement allocation contribution account based on years of service as follows:

Years of service	Vested percentage
Less than 3	0%
At least 3 but less than 4	20%
At least 4 but less than 5	50%
At least 5 but less than 6	60%
At least 6 but less than 7	80%
7 or more	100%

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

The nonvested portion of a participant’s account is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination. Prior to January 1, 2004, forfeitures were reallocated to the accounts of eligible participants. Effective January 1, 2004, forfeitures are used to reduce Company contributions. Forfeitures available as of December 31, 2004 and 2003 are $203,041 and $276,306 respectively. Subsequent to December 31, 2003, forfeitures in the amount of $274,820 were reallocated to eligible participants and forfeitures generated in 2004 in the amount of $39,369 were used to offset Company contributions.

(g)   Distributions

Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death. Direct rollovers to an IRA or other qualified plans are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant’s election. Distributions from the HSF may be in the form of shares of stock or cash.

While employed, a participant may make in-service withdrawals from their after-tax accounts as defined in the Plan document. In-service withdrawals are also permitted upon attainment of age 59-1/2 or proven financial hardship, subject to limitations under the Plan.

   (h)    Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund.

   (i)    Halliburton Stock Fund

Effective July 1, 2002, the HSF was converted into an Employee Stock Ownership Plan (ESOP). The ESOP is designed to comply with Section 4975(e)(7) of the IRC and Section 407(d)(6) of ERISA.

The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Company Common Stock held by the ESOP are to be paid by Halliburton directly to the Trustee. Any cash dividends received by the Trustee which are attributable to financed stock are to be used by the Trustee to make exempt loan payments until the exempt loan has been repaid in full. During 2004 and 2003, there were no loans related to stock purchases.

Each participant is entitled to exercise voting rights attributable to the Halliburton Company Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have been given by a participant. The Trustee is required, however, to vote at their discretion all shares which have not been voted by Plan participants and beneficiaries.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

    (j)    Plan Termination

The Board of Directors of Halliburton may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2)           Significant Accounting Policies

   (a)     Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

(b)   Valuation of Investments

The Plan invests in cash and cash equivalents, which are held by the Trustee outside of the Master Trust. Cash and cash equivalents are a short term investment fund, which is valued at cost, which approximates fair value.

Cash equivalents, derivative financial instruments, stock securities, mutual funds, bonds and notes, and all other debt securities held within the Master Trust are presented at their quoted market value. Common/collective trust funds are stated at the fair market value of the underlying securities. The Master Trust considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Real estate related investments of the Master Trust consist of real estate mortgages and investments in real estate investment trusts (REITs). Real estate mortgages are stated at cost plus accrued interest, less payments received. Investments in REITs are stated at fair value.

The Master Trust’s investment in pooled equity managers (the Pooled Fund) represents the unitized values of certain equity managers’ accounts on a combined basis. Each manager’s account is valued daily. A unit price is calculated for each manager by dividing the total value of the manager’s account by the total number of units in existence for that manager. Net income and realized/unrealized investment gains and losses by each manager are passed through to the investment options through the managers’ unit price.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

The Fixed Income Fund within the Master Trust holds bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received, and contract charges by the insurance company or bank. The weighted average crediting interest rates for these contracts is 4.89% and 4.90% as of December 31, 2004 and 2003, respectively, and the weighted average return was 4.81% and 5.02% for the years ended December 31, 2004 and 2003, respectively. In addition, the Fixed Income Fund holds a common/collective trust fund, which also invests in investment contracts and asset-backed investment contracts. The return for the common/collective trust fund is 4.15% and 4.54% for the years ended December 31, 2004 and 2003, respectively.

The Plan’s proportionate interest in the investments of the Master Trust is shown in the statements of net assets available for plan benefits as Plan interest in the Master Trust (see note 3).

(c)    Securities Transactions and Investment Income

The Plan records interest on cash and cash equivalents held outside of the Master Trust as earned. Purchases and sales of securities held outside the Master Trust are recorded on the trade-date basis.

Purchases and sales of securities in the Master Trust are recorded on the trade-date basis. Realized gains (losses) on investments sold and unrealized appreciation (depreciation) for investments of the Master Trust are combined and presented as net appreciation for the Master Trust.

In addition, investment income of the Master Trust includes interest, dividends, and other income. Interest income of the Master Trust investments is recorded as earned. Dividends on the Master Trust investments are recorded on the ex-dividend date.

(d)    Administrative Expenses

The Master Trust pays substantially all plan expenses on behalf of the Plan. Generally, trustee fees, recordkeeping fees, audit fees, and investment management fees are paid from Master Trust assets and are charged to the plans participating in the Master Trust. Expenses related to the direct management of the Master Trust are shared on an equitable basis by the participating plans. Expenses specifically related to an individual plan are charged to the assets of the Plan which incurred the charges. These expenses are shown as a component of Plan interest in Master Trust investment gain.

    (e)    Payment of Benefits

Benefits are recorded when paid.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

    (f)        Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    (g)       Risk and Uncertainties

The investments of the Master Trust are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(3)          Investment Assets Held in the Master Trust

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into eleven funds in which the plans may participate. The combination of the plans’ assets is only for investment purposes and the plans continue to be operated under their current plan documents, as amended.

The following is a summary of net assets as of December 31, 2004 and 2003 and total investment income for the years ended December 31, 2004 and 2003 of the Master Trust and net appreciation by investment type for the years ended December 31, 2004 and 2003 (dollar amounts in thousands). The Plan’s interest in the Master Trust’s net assets for the applicable periods (dollar amounts in thousands) are also presented.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

Net Assets	2004	2003
	(in 000’s)	(in 000’s)
Assets:
Investments -
Cash and equivalents	$458,525	$429,930
Collateral received for securities loaned	852,554	613,397
Asset-backed investment contracts	(69,632)	(77,391)
U.S. bonds and notes	1,117,725	1,443,969
Non-U.S. bonds and notes	134,345	116,032
Real estate related investments	-	29
Halliburton stock	269,080	194,187
Other U.S. stock	1,068,028	1,003,792
Non-U.S. stock	421,315	373,923
Common/collective trust funds	615,634	550,283
Mutual funds	218,990	178,900
Securities loaned -
U.S. bonds and notes	713,032	521,439
Other U.S. stock	102,130	55,604
Non-U.S. stock	20,849	23,364
Total investments	5,922,575	5,427,458
Receivables -
Receivables for investment sold	73,853	60,758
Dividends	1,998	1,664
Interest	17,653	16,105
Other	512	276
Total receivables	94,016	78,803
Total assets	6,016,591	5,506,261
Liabilities:
Payables for investments purchased	271,752	300,949
Obligation for collateral received for securities loaned	852,554	613,397
Other payables	4,284	3,631
Total liabilities	1,128,590	917,977
Net Assets	$4,888,001	$4,588,284
Plan’s interest in Master Trust net assets	$550,263	$570,374
Percentage interest	11.26%	12.43%

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

	Years ended
	December 31,
Total Investment Income	2004	2003
	(in 000’s)	(in 000’s)
Net investment appreciation	$340,321	$528,287
Investment income	145,213	137,793
Expenses	(16,425)	(14,878)
Total investment income	$469,109	$651,202

	Years ended
	December 31,
Net Appreciation (Depreciation) by Investment Type	2004	2003
	(in 000’s)	(in 000’s)
Cash and equivalents	$(3)	$912
U.S. bonds and notes	3,162	13,755
Non-U.S. bonds and notes	969	6,509
Real estate related investments	-	(66)
Halliburton stock	93,272	57,833
U.S. stock	109,653	224,991
Non-U.S. stock	55,207	87,133
Common/collective trust funds	51,044	95,642
Mutual funds	8,871	23,887
Other investments	18,146	17,691
Total appreciation	$340,321	$528,287

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust’s management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the net appreciation of the Master Trust.

Certain investment managers of the Master Trust participate in a securities lending program administered by State Street. The transfer of assets under State Street’s securities lending program are secured borrowings with pledge of collateral. The fair market value of the securities loaned as of December 31, 2004 and 2003 was $836,010,384 and $600,407,471, respectively. The cash and non-cash collateral received for securities loaned as of December 31, 2004 and 2003 was $852,554,443 and $613,397,374, respectively. As of December 31, 2004 and 2003, none of the collateral received for securities loaned has been sold or repledged.

(4)           Sponsor Reorganization

The Plan’s sponsor, Kellogg Brown & Root, Inc. was a defendant in a large number of asbestos and silica related lawsuits and settled these claims through a Prepackaged Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the Plan of Reorganization) originally filed in December 2003. In January 2005, funding for these settlements was completed. The Plan’s sponsor believes that the impact of the Plan of Reorganization and subsequent settlements will not have an impact on the Plan or the Plan’s sponsor’s ability to continue as a going concern. The Plan’s sponsor has the ability and intent to fund any contributions due under the Plan and any costs of administration of the Plan.

(5)          Investments

The following table represents the fair value of individual investment funds held under the Master Trust which exceed 5% of the Plan’s net assets as of December 31, 2004 and 2003:

	2004	2003
Participation in Master Trust, at fair value:
Fixed Income Fund	$268,000,009	$287,688,374
General Investment Fund	203,898,984	209,822,530
Equity Investment Fund	28,181,759	27,233,762	*
*Amount shown for comparative purposes.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(6)           Tax Status

The Internal Revenue Service (IRS) informed the Company by a letter dated October 3, 2001 that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. The Company has requested but has not yet received a new determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2004 and 2003.

(7)            Reconciliation to Form 5500

 The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

2004
Net assets available for plan benefits per the financial statements	$550,900,452
Amounts allocated to withdrawing participants at December 31, 2004	(115,181)
Net assets available for plan benefits per the Form 5500	$550,785,271

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31, 2004
Benefits paid to participants per the financial statements	$69,024,865
Add amounts allocated to withdrawing participants at December 31, 2004	115,181
Benefits paid to participants per the Form 5500	$69,140,046

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date. There were no amounts payable to withdrawing participants at December 31, 2003.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(8)            Related-Party Transactions

The Plan, through its participation in the Master Trust, may invest in investment securities issued and or managed by the Trustee and asset managers. Additionally, the Master Trust invests in Halliburton Company’s common stock through the HSF. These entities are considered parties-in-interest to the Plan. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(9)           Subsequent Events

Effective January 1, 2005, the Master Trust added a new investment for Plan participants called the Mid Cap Equity Index Fund.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
EIN: 76-0284788
PLAN #: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b)	(c)	(d)
	Identity of issue, borrower,		Current
	lessor, or similar party	Description of investment	value
*	State Street Bank and	SSBTC Short Term Investment Fund	$558,809
	Trust Company
*	Halliburton Company	Investment in net assets of Halliburton Company
	Employee Benefit Master	Employee Benefit Master Trust	550,263,395
	Trust
			$550,822,204

* Column (a) indicates each identified person/entity known to be a party in interest.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Halliburton Company Benefits Committee of the Brown & Root, Inc. Employees’ Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005

                                                                            By: /s/ Michele Mastrean
                Michele Mastrean, Chairperson of the
                                                                            Halliburton Company Benefits Committee